Exhibit 99.1

Medigus: Charging Robotics Announces Successful

Installment of its Wireless Charging System for Automatic

Car Parks

Tel Aviv, Israel, March 19, 2024 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology-based company engaged in advanced medical solutions, innovative internet technologies, and electric vehicle and charging solutions, announced today that Charging Robotics Ltd. (“Charging Robotics”), a subsidiary of Fuel Doctor Holdings, Inc., (“FDOC”) a Delaware corporation listed on the OTC Market (66.84% owned by Medigus), announced today it has successfully completed the installation of its wireless charging system for an automated parking system (APS). To the best of Charging Robotics’ knowledge, this is the first installation of a wireless charging system for automatic car parks.

This system was installed by Charging Robotics in an automatic car park facility in Tel Aviv, Israel together with the provider of this facility under a pilot project intended to verify the performance of the system. The system reaches a charging power of 10kW and includes managed charging capabilities to meet a limited supply of electricity and prioritize the charging process. The system includes a user interface installed on the driver’s smart phone, which is used to operate the system, receive updates on the charging process, generate billing reports and other useful information.

Charging Robotics’ wireless charging system is intended to solve a growing problem for electric vehicles (EVs) that are parked in automatic car parks. EVs parked in automatic car parks are in constant movement which prevents the use of charging cables. Charging Robotics believes that this challenge may be solved by its wireless charging system. The system does not require any special features or capabilities from the EV. Automatic car parks are gaining popularity in urban areas since they allow the storage of a significantly larger number of vehicles in the same location compared to regular parking facilities. Vehicles are stored and retrieved in an automatic manner by using elevators and conveyors to automatically move plates on which the vehicle is parked.

The vehicles and plates are stored in places with no access to the drivers, so manually connecting a charging cable is impossible at the final parking position. Using Charging Robotics’ solution, the driver connects the charging cable to a socket on the plate when they admit the vehicle to the automatic car park. As the vehicle reaches the final parking position, electricity is transferred to the plate on which the vehicle is parked wirelessly from the building electricity grid. From the plate to the vehicle, electricity is transferred using regular cables, thus enabling the charging of EVs with no wireless charging capability.

The system was fully designed, built and installed by Charging Robotics and incorporates two resonance coils and power electronics circuits to transfer electricity wirelessly based on electromagnetic induction. The user interface for the system, was developed through Charging Robotics’ cooperation with Make My Day Ltd., a market leader in the field of EV fleet management for minimizing EV battery consumption.

About Charging Robotics

Charging Robotics is developing various automatic wireless charging solutions such as robotic and stationary charging systems for electric vehicles. Robotic solutions are intended to offer the driver the ability to initiate charging by use of a simple smartphone app so that an autonomous robot will navigate under the vehicle and charge it. Stationary systems offer various solutions for example in automatic car parks allowing to charge EVs in places where drivers can’t connect plugs to sockets. For further information, visit: https://www.chargingrobotics.com/

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technology company focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce and electric vehicle markets. Medigus’ affiliations in the medical solutions arena include ownership in Polyrizon Ltd. The Company’s affiliates in digital commerce include Gix Internet Ltd., Jeffs’ Brands Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics Ltd. and Revoltz Ltd., by way of Fuel Doctor Holdings, Inc. are also part of the Company’s portfolio of technology solution providers. Medigus is traded on Nasdaq Capital Market. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements could differ materially from those described in or implied by the statements in this press release. For example, Medigus uses forward-looking statements when describing Charging Robotics’ systems’ ability to satisfy market needs.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party websites.

Company Contact:

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com

Investor Relations Contact:

Michal Efraty

Investor Relations, Israel

+972-(0)52-3044404

michal@efraty.com